SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) *

THE BRINK'S COMPANY

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

109696104

(CUSIP Number)

DECEMBER 31,2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1 (b)
Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 109696104	13G	Page 1 of 3 pages

1.	Names of reporting persons
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
JPMorgan Chase Bank, N.A., as Directed Trustee of The Brink's Company Employee Benefits Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	2,723,989
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	2,723,989

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,723,989

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.62%

12.	TYPE OF REPORTING PERSON*	BK,OO

Item 1(a).	Name of Issuer:
The Brink's Company
Item 1(b).	Address of Issuer's Principal Executive Offices:
1801 Bayberry Court, Richmond, VA 23226-8100
Item 2(a).	Name of Person Filing:
JPMorgan Chase Bank, N.A., as Directed Trustee of The Brink's Company Employee Benefits Trust
Item 2(b).	Address of Principal Business Office or, if None, Residence:
1111 Polaris Parkway Columbus, Ohio 43240
Item 2(c).	Citizenship
United States
Item 2(d).	Title of Class of Securities:
Common Stock
Unless otherwise noted, security being reported is common stock
Item 2(e).	CUSIP Number:	109696104
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :
(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)	X	Bank as defined in Section 3(a)(6) of the Exchange Act; (See Item 2(a) above)
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(e)		An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)		A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(b), check this box.	X

Page 2 of 3 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: 2,723,989
	Including 0 shares where there is a Right to Acquire.
(b)	Percent of class: 5.62% Based on total outstanding shares as of October 31, 2007, as reported in the Company's Form 10-Q for the quarter ended September 30, 2007.
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	2,723,989
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	2,723,989
The 2,723,989 shares of Common Stock are held in the trust (the "Trust") created pursuant to the Trust Agreement, dated December 7, 1992, as amended (the "Trust Agreement"), by and between The Brink's Company, a Virginia corporation (the "Company"), and JPMorgan Chase Bank, N.A., as trustee (the "Trustee") of the Trust.

 The Trustee has no discretion in the manner in which the shares of Common Stock held in the Trust will be voted.  The manner in which shares of Common Stock held in the Trust are voted, or are tendered in response to any tender or exchange offer for shares of Common Stock, is determined in accordance with the terms of the Trust Agreement.

 Shares of Common Stock acquired pursuant to the Trust Agreement and held in the Trust may be released from the Trust by the Trustee only upon the direction of the Company's Administrative Committee in the manner set forth in the Trust Agreement.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security being reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 13,2008	JPMorgan Chase Bank, N.A., as Directed Trustee of The Brink's Company Employee Benefits Trust
By: /s/ Peter J. Coghill
--------------------------------------
Peter J. Coghill
Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.